UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC File No.: 000-17758
CUSIP No.: N/A
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K; ☐ Form 20-F; ☐ Form 11-K; ☐ Form 10-Q; ☐ Form 10-D; ☐ Form N-SAR; ☐ Form N-CSR
For Period Ended: December 31, 2010
☐ Transition report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: N/A
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I
REGISTRANT INFORMATION
Emisphere Technologies, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
240 Cedar Knolls Road, Suite 200

Address of Principal Executive Office (Street and Number)
Cedar Knolls, NJ 07927

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day after the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Emisphere Technologies, Inc. (the “Company”) is reevaluating the timing of certain non-cash interest expense and loan liabilities arising in accordance with the provisions of the Financial Accounting Standards Board Accounting Codification Topic 815-40-15-5, Evaluating Whether an Instrument Involving a Contingency is Considered Indexed to an Entity's Own Stock (“FASB ASC 815-40-15-5”).
The Company is unable to complete and file the Report within the prescribed time period without unreasonable effort or expense. The Company expects to file the Report within the prescribed period allowed by Rule 12b-25.
PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

Michael R. Garone	973-532-8005

(Name)	(Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s).
☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☐ No (1)
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment 1.
Attachment 1 to Form 12b-25
Because of the review discussed in Part III above, the Company has not checked either box in Part IV subsection 3, as it is not possible at this time for the Company to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Annual Report on Form 10-K for the year ended December 31, 2010. If the Company determines that FASB ASC 815-40-15-5 requires that the computation of the Company’s interest expense and loan liabilities should be recalculated, then there will likely be changes to the results of operations of the Company for the corresponding period for the last fiscal year. The Company is working diligently on this matter and expects to complete its review promptly.

EMISPHERE TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2011	By:	/s/ Michael R. Garone
Michael R. Garone
Interim Chief Executive Officer and Chief Financial Officer